UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Vista Credit Strategic Lending Corp.

(Name of Person(s) Filing Statement)

Class I Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 107 and U9224Y 103

(CUSIP Number of Class of Securities)

Class D Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 206 and U9227Y 100

(CUSIP Number of Class of Securities)

Class S Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 305 and U9227Y 118

(CUSIP Number of Class of Securities)

Marina Novello

General Counsel

Vista Credit Strategic Lending Corp.

50 Hudson Yards, Floor 77

New York, NY 10001

212-804-9100

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Monica J. Shilling, P.C.	Nicole M. Runyan, P.C.
Kirkland & Ellis LLP	Kirkland & Ellis LLP
2049 Century Park East, 37th Floor	601 Lexington Avenue
Los Angeles, California 90067	New York, New York 10022
(310) 552-4200	(212) 446-4800

September 24, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 24, 2026 by Vista Credit Strategic Lending Corp. (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 2,569,979.367 of its outstanding shares of common stock, par value $0.01 per share including Class I shares of common stock, Class D shares of common stock, and Class S shares of common stock, collectively, (the “Shares”) at a price equal to the net asset value per Share of the applicable Class as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.
The Offer expired at 11:59 p.m., Eastern Time, on October 22, 2026.
2.
1,184,111.347 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of the Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).
3.
The aggregate net asset value of Shares accepted pursuant to the Offer was calculated as of the Valuation Date in the amount of $23,020,865.20.
4.
The payment of the purchase price of the Shares tendered was made in the form of cash to the Stockholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the Offer, the Company paid on or about October 28, 2026, to the tendering Stockholders a total of $22,900,451.87, representing the net asset value of the total amount of the Shares tendered by Stockholders that were accepted by the Company, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $19.44 per Share, which was the net asset value ("NAV") per Share of the applicable class as of the Valuation Date, less the early repurchase deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

The Shares of the Company validly tendered represent 2.3% of the shares outstanding at September 30, 2026.

The Company's performance to date generally reflects the specialist approach to investing in mission-critical software businesses with recurring revenue and durable cash flows by Vista Credit Partners ("VCP"). VCP's deep domain expertise in enterprise software further enables it to assess AI-driven risks and opportunities with a level of precision that differentiates it from generalist lenders.

As such, the Company’s portfolio continues to exhibit strong performance.

The Company represents an attractive vintage, with a majority of the portfolio deployed after 2024 following the initial wave of LLM/GenAI releases and the Fed rate hike cycle, a period characterized by more disciplined underwriting, lower leverage, and stronger lender protections.

We continue to see the current environment as a compelling entry point for disciplined, specialized lenders, with limited competition, wider spreads, and stronger lender protections. Against this backdrop, VCP believes it continues to operate from a position of strength, with available capital across the platform and the conviction to deploy selectively.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CREDIT STRATEGIC LENDING CORP.

	By:	/s/ Gregory Galligan
	Name:	Gregory Galligan
	Title:	Chief Executive Officer and President

Dated: October 28, 2026

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EXHIBIT

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